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                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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     COURT SETS HEARING ON LLE'S MOTION TO LIFT SAFETY-KLEEN'S POISON PILL


COLUMBIA, S.C., March 5 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) announced today that a Federal District Court Judge in Chicago, Illinois, set a full hearing for March 12, 1998, on Laidlaw Environmental's motion for an injunction to force the Safety-Kleen Corp. (NYSE: SK) Board to lift the poison pill and other defensive measures blocking Laidlaw Environmental's exchange offer to Safety-Kleen shareholders. The Court said that serious questions exist concerning the Safety-Kleen Board's conduct in continuing to rely upon the pill. The Court noted that "substantial weight" should be given to the opinion of Safety-Kleen's own financial advisor, William Blair & Co., which found that Laidlaw Environmental's offer provides greater value than the $27 Philip Group merger proposal. The Court further indicated that shareholders should not feel coerced to vote in favor of the Philip Group merger proposal. The Court stated that it can and will require the Board to lift the pill and other defensive measures and, if necessary, enjoin the merger proposal if the Court finds that the Safety-Kleen Board has breached its fiduciary duty by using the poison pill to block a superior offer.

Commenting on the announcement, Mr. Kenneth W. Winger, president and chief executive officer, said:

"We are pleased that the Court has scheduled a full hearing on our request that the Safety-Kleen Board be required to lift the poison pill and other measures being used to block the shareholders from accepting our offer. After the Court has scrutinized the conduct of the Safety-Kleen Board, we are confident that the Safety-Kleen Board will not be allowed to continue to obstruct our offer. Safety-Kleen shareholders should tender their shares into the Laidlaw Environmental exchange offer and vote against the Philip Group merger proposal to assure that they can participate in our superior offer.

"Laidlaw Environmental is committed to its offer. If Safety-Kleen shareholders reject the Philip Group merger proposal on March 9, 1998, we will not withdraw our offer until Safety-Kleen shareholders have had sufficient time to accept the Laidlaw Environmental offer."

Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada.



SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210